Exhibit 11.1


                        Computation of Earnings Per Share

         The following summarizes the weighted average common shares issued and outstanding for the years ended December 31, 2003 and 2002:

                                               2003               2002
                                            ----------         ----------
    Common and common equivalent
          shares outstanding:
      Historical common equivalent
          shares outstanding                 7,877,038          7,832,895
     Weighted average common shares
          issued during period                 460,105             20,358
                                            ----------         ----------
   Weighted average common shares            8,337,143          7,853,253
   outstanding - basic and diluted
                                            ==========         ==========
                                             2,267,538          1,260,220
                 Net Loss
                                            ==========         ==========

Net loss per basic and diluted share             (0.27)             (0.16)
                                            ==========         ==========

         Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

         Warrants to purchase 879,834 and 715,000 common shares as of December 31, 2003 and 2002, respectively, were excluded from the treasury stock calculation because they were anti-dilutive due to the Company's net losses.